Exhibit 99.2

[TRANSLATION]

Summary of Consolidated Financial Results

For the Six-Month Period Ended September 30, 2016

[Japanese GAAP]

November 14, 2016

Company name:	FRONTEO, Inc.
Stock exchange listing:	Tokyo Stock Exchange
Stock code:	2158
URL:	http://www.fronteo.com/
Representative:	Masahiro Morimoto, Chief Executive Officer and Chairman of the Board
Contact:	Shuichi Seo, Chief Financial Officer
Tel.:	+81-3-5463-6344
Scheduled date of filing Quarterly Financial Report:	November 14, 2016
Scheduled date of commencement of dividend payment:	—
Supplementary materials for the quarterly financial results:	None
Briefing on the quarterly financial results:	Yes (for institutional investors and analysts)

(Amounts of less than one million yen are rounded down to the nearest million yen)

1.   Consolidated Financial Results for the Six-Month Period Ended September 30, 2016 (from April 1, 2016 to September 30, 2016)

(1) Consolidated results of operations

(Percentage figures represent changes from the same period in the previous year)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent
Six-month period ended	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
September 30, 2016	5,237	18.5	(673)	—	(776)	—	(518)	—
September 30, 2015	4,421	53.1	19	(91.3)	19	(92.9)	(143)	—

Note:    Comprehensive income

Six-month period ended September 30, 2016               ¥(1,111) million [—%]

Six-month period ended September 30, 2015               ¥(116) million [—%]

	Net income per share (basic)	Net income per share (diluted)
Six-month period ended	Yen	Yen
September 30, 2016	(14.46)	—
September 30, 2015	(4.04)	—

Note: In the six-month period ended September 30, 2016, the provisional accounting treatment for a business combination that took place in the three-month period ended September 30, 2015, was finalized and related adjustments are now reflected in the consolidated financial statements for the six-month period ended September 30, 2015, accordingly.

(2) Consolidated financial position

	Total assets	Net assets	Equity ratio
As of	Millions of yen	Millions of yen	%
September 30, 2016	12,309	3,539	26.5
March 31, 2016	12,916	4,657	33.8

Reference: Equity

As of September 30, 2016                                               ¥3,261 million

As of March 31, 2016                                                                     ¥4,365 million

Note: In the six-month period ended September 30, 2016, the provisional accounting treatment for the business combination that took place in the six-month period ended September 30, 2015, was finalized and related adjustments are now reflected in the consolidated financial statements for the fiscal year ended March 31, 2016, accordingly.

2.   Dividends

	Dividend per share
	End of the three- month period	End of the six-month period	End of the nine-month period	End of the year	Total
	Yen	Yen	Yen	Yen	Yen
Year ended March 31, 2016	—	0.00	—	3.00	3.00
Year ending March 31, 2017	—	0.00
Year ending March 31, 2017 (Forecast)			—	0.00	0.00

Note: Changes from the latest dividend forecasts: None

3.   Consolidated Forecasts for the Year Ending March 31, 2017 (from April 1, 2016 to March 31, 2017)

(Percentages represent year-on-year changes)

	Net sales		Operating income		Ordinary income		Net income attributable to owners of the parent		Net income per share
For the year ending	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%	Yen
March 31, 2017	13,100	24.1	95	33.2	70	175.2	0	—	0.00

Note: Changes from the latest consolidated forecasts: None

Notes:

(1)	Changes in important subsidiaries during the six-month period ended September 30, 2016 (changes in the scope of consolidation): None

(2)	Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements: Yes

(3)	Changes in accounting policies, changes in accounting estimates and restatements

	1) Changes in accounting policies associated with the revision of accounting standards		: None
	2) Changes in accounting policies other than the above 1)		: None
	3) Changes in accounting estimates		: Yes
	4) Restatements		: None

(4)	Number of issued and outstanding shares (common stock)

1) Number of issued and outstanding shares (including treasury stock)
	As of September 30, 2016:	35,904,360 shares
	As of March 31, 2016:	35,751,360 shares

2) Number of treasury stock
	As of September 30, 2016:	630 shares
	As of March 31, 2016:	630 shares

3) Average number of issued and outstanding shares during the six-month period

	The six-month period ended September 30, 2016:	35,863,825 shares
	The six-month period ended September 30, 2015:	35,490,730 shares

*	Status of quarterly review procedures

•        This summary of quarterly consolidated financial results falls outside the scope of quarterly review procedures required by the Financial Instruments and Exchange Act. The review procedures for the quarterly consolidated financial statements based on the stipulations of the said act were not completed at the time this summary of quarterly consolidated financial results was disclosed.

*	Explanations concerning the appropriate use of forecasts for results of operations and other special matters

•        The forecasts for results of operations in this report are based on information currently available to FRONTEO, Inc. (the “Company”) and its consolidated subsidiaries (along with the Company, the “Group”) and assumptions determined to be reasonable, and are not intended to assure achievement of the Group’s operations. Actual results may differ significantly from the forecasts due to various factors.

(ICR+DLA comments and FTEO addition 111116)

FRONTEO, Inc. (2158) September 30, 2016 Financial Results

Table of Contents of Attachment

1.	Qualitative Information on Financial Results for the Six-Month Period Ended September 30, 2016	2

	(1) Qualitative information regarding the consolidated operating results	2

	(2) Qualitative information regarding the consolidated financial position	4

	(3) Qualitative information regarding the forecast for the consolidated financial results	4

2.	Matters Relating to Summary Information (Notes)	5

	(1) Changes in important subsidiaries during the six-month period ended September 30, 2016	5

	(2) Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements	5

	(3) Changes in accounting policies, changes in accounting estimates and restatements	5

3.	Quarterly Consolidated Financial Statements	6

	(1) Quarterly consolidated balance sheets	6

	(2) Quarterly consolidated statements of operations and consolidated statements of comprehensive loss	8

	(3) Consolidated statements of cash flows	10

	(4) Going-concern assumptions	11

	(5) Segment information	11

	(6) Significant changes in shareholders’ equity	12

	(7) Business combinations	12

	(8) Significant subsequent events	12

1.         Qualitative Information on Financial Results for the Six-Month Period Ended September 30, 2016

All information related to future business and financial performance contained in this quarterly consolidated financial results has been developed based on judgments of the Group as of September 30, 2016. Note that the Group applied the provisional accounting treatment for the acquisition of EvD, Inc. (“EvD”) that took place on July 31, 2015, in the six-month period ended September 30, 2015, and finalized such accounting treatment in the six-month period ended September 30, 2016. As such, the adjusted provisional amounts are used for the purpose of comparison and analysis with the same period of the previous year and the fiscal year ended March 31, 2016.

(1)    Qualitative information regarding the consolidated operating results

On July 1, 2016, the Group made a renewed start under the new corporate name, FRONTEO, Inc. Under a philosophy of maintaining the corporate pride and values it has had since its founding, the Group has acquired the tacit knowledge, experience, and intuition of experts through its legal business, such as eDiscovery (electronic evidence disclosure) that preserves, investigates, and analyzes electronic evidence that is necessary for cross-border litigation, and computer forensic investigation. The Group has also developed an artificial intelligence (“AI”) engine called “KIBIT” that can predict future behavior of humans based on the analysis of patterns of human thoughts and has utilized it in the legal business. Since 2014, the Group has expanded the scope and depth of the applications of “KIBIT” to a wide range of business fields, such as healthcare, business intelligence, and marketing, to proactively address the challenges faced by corporations and society. The new corporate name is an abbreviation for “Frontier Technology Organization,” which embodies the Group’s corporate ethos of a cutting-edge provider of value for people and the society as an AI company. Within and beyond the Group’s current legal business, it will make a difference to the society.

Regarding the legal business, on July 1, 2016, the Group integrated its three U.S. subsidiaries, EvD, UBIC North America, Inc. (“UNA”), and TechLaw Solutions, Inc. (“TLS”) by merging UNA into EvD, creating FRONTEO USA, Inc. and re-branded TLS as “FRONTEO Government Services, Inc.” For the six-month period ended September 30, 2016, (from July 1, 2016 to September 30, 2016), the Group dedicated sufficient resources to enhance the internal controls at the U.S. subsidiaries, as they required immediate fixes. Going forward, the Group will further accelerate the process to increase operational efficiency and reduce operating costs, and expand its market share in the eDiscovery industry in the U.S., backed by the Company’s sales force and unique technologies available in Asian languages.

In addition to the growing customer base of the AI business in the healthcare and digital marketing fields, the Company has continuously introduced various business intelligence systems to future potential clients.

In the healthcare field, the Company entered into an agreement with Japanese Foundation for Cancer Research for discussion on a joint project, and started the development work for “Cancer Precision Medicine AI System,” which utilizes the KIBIT AI engine to enable the access to the latest and most appropriate information regarding cancer treatments and medicines. This system enables users to handle metadata of medical information and research papers, and supports in obtaining informed consent from patients by providing appropriate medical information based on the patient’s level of understanding. The above-mentioned issues have been the major challenges for medical professionals in establishing a personalized care system for cancer patients. The system is also expected to support treatments for non-cancer related illnesses in the future. Combining the support from experts, research institutes, and related medical institutions, the Company aims to help maintain and enhance the quality of healthcare services in Japan by taking the lead on this project.

In the digital marketing field, IDOM Inc. (formerly known as Gulliver International Co., Ltd.) started to provide a car recommendation function in October 2016, using the Company’s AI engine in IDOM’s online customer support service “Car Connect.” Meanwhile, the Company started to take pre-orders of “Kibiro,” a robot equipped with KIBIT AI engine, from retail customers in November 2016. “Kibiro” has received positive feedback from corporations since it became available. “Kibiro” is expected to serve as an advertising and promotional medium for the Company so that more people understand the value and possibilities of its AI technologies.

In the field of business intelligence, introduction of “Lit i View AI Sukedachi Samurai,” the Group’s business data analysis system that supports business strategies, and “Lit i View PATENT EXPLORER,” an intellectual property strategy support system for analyzing large patent-related information, is progressing smoothly with new customers and driving the growth of the AI business. Furthermore, the Group and Japan Third Party Co., Ltd. have co-developed a curriculum, which teaches users how to use AI professionally in practical applications, in order to incubate a larger user base. The Group expects the curriculum to become available in late November 2016. Going forward, the two companies will expand the scope of the curriculum, such as the number of programs, program frequency, and delivery methods, in order to further accelerate the use of AI technologies in Japan.

For the six-month period end September 30, 2016, net sales increased by 118.5% year on year to 5,237,759 thousand yen, operating loss of 673,322 thousand yen (operating profit of 19,259 thousand yen for the same period of the previous year), ordinary profit (loss) decreased by 554.8% year on year to a loss of 776,973 thousand yen (ordinary income of 19,635 thousand yen for the same period of the previous year), and net loss attributable to owners of the parent increased by 235.1% year on year to 518,592 thousand yen (net loss attributable to owners of the parent of 143,311 thousand yen for the same period of the previous year).

The following is overview of the financial results of each business segment for the six-month period ended September 30, 2016:

(Legal business)

1)             eDiscovery business

Net sales from eDiscovery services were 4,947,785 thousand yen, an increase of 18.3% from the same period of the previous year. The increase was mainly attributable to the acquisition of EvD in August 2015, which is now a part of FRONTEO USA, Inc., but partially offset by a drop in large-sized litigations and revenue from Korean client.

2)             Legal and compliance professional services

Net sales from legal and compliance professional services were 169,192 thousand yen, an increase of 4.7% from the same period of the previous year, driven by steady sales from forensic investigation services for payment cards.

3)             Others

Net sales in other businesses were 26,310 thousand yen, a 33.8% decrease from the same period of the previous year, due to reduced software sales in the U.S.

Based on the above, net sales of the legal business were 5,143,288 thousand yen, an increase of 17.3% from the same period of the previous year, and operating loss was 307,933 thousand yen.

The recognition of net sales of 203,000 thousand yen in by the U.S. subsidiaries was deferred to the next three-month period ending December 31, 2016 or onwards, due to lack of necessary documents In addition, one-time expenses, such as trademark amortization of trademark of 35,601 thousand yen in accordance in association with the change of corporate name change, and the integration of three U.S. subsidiaries, and increased audit fees of 183,818 thousand yen for Ernst & Young ShinNihon LLC in association with the acquisition of a subsidiary in the previous year, are also among the factors for the operating loss.

Furthermore, recording of a foreign exchange losses of 117,320 thousand yen, resulting from the appreciation of the yen, significantly impacted the affected ordinary loss adversely.

(AI business)

The operating result of the AI business is presented separately from the above legal and compliance professional services business starting from the six-month period ended September 30, 2016.

Sales of software equipped with the Company’s original AI technology have been robust during the six-month period ended September 30, 2016. All three types of software, “Lit i View EMAIL AUDITOR,” an email auditing tool, “Lit i View PATENT EXPLORER,” an intellectual property strategy support system, and “Lit i View AI Sukedachi Samurai,” an business data analysis system, have been introduced in major corporations, and operation tests are in progress.

Net sales from the AI business were 94,470 thousand yen, an increase of 156.7% from the same period of the previous year. However, new business-related costs of 459,859 thousand yen for new products development, sales, and marketing activities, led to operating loss of 365,389 thousand yen. [While the Company believes that the business was still in its infancy in the three-month period ended September 30, 2016, the number of clients introducing AI has gradually increased.]

(2)    Qualitative information regarding the consolidated financial position

(Assets)

Total assets decreased by 606,658 thousand yen to 12,309,442 thousand yen compared with the end of the previous year.

Current assets increased by 60,464 thousand yen to 5,501,628 thousand yen compared with the end of the previous year. This was mainly due to an increase of 345,245 thousand yen in cash and deposits, a decrease of 485,694 thousand yen in notes and accounts receivable-trade, and an increase of 281,991 thousand yen in deferred tax assets.

Noncurrent assets decreased by 667,122 thousand yen to 6,807,813 thousand yen compared with the end of the previous year. This was primarily attributable to a decrease of 262,384 thousand yen in customer-related assets, a decrease of 269,198 thousand yen in goodwill, and a decrease of 127,375 thousand yen in investment securities.

(Liabilities)

Total liabilities increased by 511,709 thousand yen to 8,770,359 thousand yen compared with the end of the previous year.

Current liabilities decreased by 603,722 thousand yen to 2,896,715 thousand yen compared with the end of the previous year. This was mainly due to a decrease of 1,056,681 thousand yen in accounts payable-other and an increase of 481,360 thousand yen in short-term loans payable.

Noncurrent liabilities increased by 1,115,432 thousand yen to 5,873,644 thousand yen compared with the end of the previous year. This was mainly due to an increase of 1,087,941 thousand yen in long-term loans payable.

(Net Assets)

Total net assets decreased by 1,118,367 thousand yen to 3,539,082 thousand yen compared with the end of the previous year. This was attributable primarily to a decrease of 511,333 thousand yen in foreign currency translation adjustment and a decrease of 625,844 thousand yen in retained earnings.

(Analysis of cash flows)

As of September 30, 2016, cash and cash equivalents (hereinafter referred to as “net cash”) were 2,139,812 thousand yen.

The analysis of cash flows for the six-month period ended September 30, 2016, and the primary factors for those results are as follows:

(Cash flows from operating activities)

Net cash provided by operating activities was 238,669 thousand yen, an increase of 126,489 thousand yen as compared with that for the six-month period ended September 30, 2015. This was mainly attributable to decreases in income before income taxes, accounts receivable-trade, and accounts payable-other.

(Cash flows from investing activities)

Net cash used in investing activities was 1,305,129 thousand yen, an increase of 2,422,849 thousand yen as compared with that for the six-month period ended September 30, 2015. This was mainly attributable to payment for acquisition of subsidiaries’ stock with changes in the scope of consolidation of 828,431 thousand yen.

(Cash flows from financing activities)

Net cash provided by financing activities was 1,440,518 thousand yen, a decrease of 1,824,557 thousand yen as compared with that for the six-month period ended September 30, 2015. This was mainly attributable to cash inflow of 1,443,720 thousand yen from proceeds from long-term loans payable.

(3)    Qualitative information regarding the forecast for the consolidated financial results

No adjustments have been made to the consolidated operating forecasts for the year ending March 31, 2017.

Note: The operating forecasts are based on information currently available to the Group and contain uncertainties. Actual operating results may differ significantly from the forecasts due to various factors.

2.        Matters Relating to Summary Information (Notes)

(1)     Changes in important subsidiaries during the six-month period ended September 30, 2016

During the six-month period ended September 30, 2016, there were no changes in specified subsidiaries stipulated in Article 19, Paragraph 10 of the Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.

(2)     Application of specific accounting treatments for the preparation of the quarterly consolidated financial statements

(Calculation of income tax expenses)

Income tax expenses were calculated by reasonably estimating the effective tax rate based on the expected income before income taxes (net of the effects of deferred taxes) for the fiscal year to which the six-month period pertains, and multiplying income before income taxes for the pertaining period by the estimated effective tax rate.

(3)     Changes in accounting policies, changes in accounting estimates and restatements

(Changes in accounting estimates)

The 13th General Meeting of Shareholders, held on June 29, 2016, approved amendments to the Articles of Incorporation and the Company changed its corporate name on July 1, 2016. In association with the amendments, the Company reviewed the useful lives of the company name-related trademarks held by the Company to reflect the substance of the use of the assets.

Consequently, operating profits, ordinary income, and income before income taxes for the six-month period ended September 30, 2016, decreased by 35,601 thousand yen each compared with the results with the previous amortization periods.

3.        Quarterly Consolidated Financial Statements

(1)     Quarterly consolidated balance sheets

(Thousands of yen)

	As of March 31, 2016	As of September 30, 2016
Assets
Current assets
Cash and deposits	1,798,723	2,143,968
Notes and accounts receivable-trade	2,901,719	2,416,024
Merchandise	2,169	261
Supplies	6,833	3,653
Deferred tax assets	164,593	446,584
Other	642,395	602,896
Allowance for doubtful accounts	(75,268)	(111,760)
Total current assets	5,441,164	5,501,628
Noncurrent assets
Property, plant and equipment
Buildings and structures, net	497,067	436,776
Vehicles, net	3,675	6,727
Tools, furniture, and fixtures, net	595,639	582,593
Leased assets, net	3,009	68,870
Other, net	5,912	12,485
Total property, plant and equipment, net	1,105,304	1,107,453
Intangible assets
Software	888,283	919,822
Goodwill	2,188,659	1,919,461
Customer-related assets	1,954,414	1,692,029
Other	297,099	256,643
Total intangible assets	5,328,457	4,787,956
Investments and other assets
Investment securities	639,934	512,559
Guarantee deposits	141,070	138,094
Long-term deposits	225,360	202,240
Deferred tax assets	674	627
Other	34,133	58,882
Total investments and other assets	1,041,173	912,403
Total noncurrent assets	7,474,935	6,807,813
Total assets	12,916,100	12,309,442

(Thousands of yen)

	As of March 31, 2016	As of September 30, 2016
Liabilities
Current liabilities
Accounts payable-trade	358,427	406,674
Short-term loans payable	52,000	533,360
Current portion of long-term loans payable	719,546	659,951
Accounts payable-other	1,265,794	209,112
Income taxes payable	137,651	65,253
Provision for bonuses	115,905	126,171
Other	851,114	896,192
Total current liabilities	3,500,438	2,896,715
Noncurrent liabilities
Long-term loans payable	3,812,075	4,900,016
Deferred tax liabilities	841,499	716,104
Liabilities for retirement benefits	30,105	34,008
Asset retirement obligations	44,251	44,499
Other	30,279	179,015
Total noncurrent liabilities	4,758,211	5,873,644
Total liabilities	8,258,649	8,770,359
Net assets
Shareholders’ equity
Capital stock	1,705,931	1,764,965
Capital surplus	1,493,391	1,552,425
Retained earnings	1,155,073	529,228
Treasury stock	(26)	(26)
Total shareholders’ equity	4,354,369	3,846,593
Accumulated other comprehensive income
Valuation difference on available-for-sale securities	298,327	209,911
Deferred losses on hedges	(3,942)	—
Foreign currency translation adjustment	(283,423)	(794,757)
Total accumulated other comprehensive income	10,961	(584,845)
Subscription rights to shares	272,920	254,618
Non-controlling interests	19,197	22,715
Total net assets	4,657,450	3,539,082
Total liabilities and net assets	12,916,100	12,309,442

(2)     Quarterly consolidated statements of operations and consolidated statements of comprehensive loss

Consolidated statements of operations for the six-month period ended September 30, 2016

(Thousands of yen)

	For the six-month period ended September 30, 2015	For the six-month period ended September 30, 2016
Net sales	4,421,092	5,237,759
Cost of sales	2,426,971	3,170,294
Gross profit	1,994,121	2,067,465
Selling, general and administrative expenses	1,974,861	2,740,787
Operating income (loss)	19,259	(673,322)
Non-operating income
Interest income	1,131	1,652
Dividend income	11,250	14,400
Rent income	—	4,071
Other	6,602	20,813
Total non-operating income	18,984	40,938
Non-operating expenses
Interest expenses	7,533	10,332
Foreign exchange losses	355	117,320
Syndicated loan fees	4,240	4,299
Other	6,478	12,637
Total non-operating expenses	18,608	144,589
Ordinary income (loss)	19,635	(776,973)
Special income
Gain on sale of non-current assets	—	685
Total special income	—	685
Special losses
Loss on sale of noncurrent assets	—	28,463
Loss on retirement of non-current assets	—	236
Total special losses	—	28,699
Income (loss) before income taxes	19,635	(804,987)
Income taxes	159,534	(289,861)
Net loss	(139,899)	(515,126)
Net income attributable to non-controlling interests	3,411	3,465
Net loss attributable to owners of the parent	(143,311)	(518,592)

Consolidated statements of comprehensive loss for the six-month period ended September 30, 2016

(Thousands of yen)

	For the six-month period ended September 30, 2015	For the six-month period ended September 30, 2016
Net loss	(139,899)	(515,126)
Other comprehensive income (loss)
Valuation difference on available-for-sale securities	105,392	(88,415)
Deferred gains or losses on hedges	—	3,942
Foreign currency translation adjustment	(81,649)	(511,333)
Total other comprehensive income (loss)	23,742	(595,806)
Comprehensive loss	(116,156)	(1,110,933)
Comprehensive loss:
Comprehensive loss attributable to owners of the parent	(119,568)	(1,114,399)
Comprehensive income attributable to non-controlling interests	3,411	3,465

(3)     Consolidated statements of cash flows

(Thousands of yen)

	Previous year (from April 1, 2015, to September 30, 2015)	Current year (from April 1, 2016, to September 30, 2016)
Cash flows from operating activities:
Income (loss) before income taxes	19,635	(804,987)
Depreciation and amortization	394,995	505,789
Amortization of goodwill	27,174	73,244
Syndicated loan fees	4,240	4,299
Losses on sale of noncurrent assets	—	27,778
Loss on retirement of noncurrent assets	—	236
Increase in liabilities for retirement benefits	7,529	4,193
(Decrease) increase in provision for bonuses	(34,200)	11,732
Increase in allowance for doubtful accounts	1,788	45,816
Interest and dividends income	(12,381)	(16,052)
Interest expenses	7,533	10,332
Foreign exchange losses	15,470	9,641
(Increase) decrease in notes and accounts receivable-trade	(209,446)	239,846
(Increase) decrease in inventories	(12,782)	5,010
Increase in accounts payable-trade	243,549	32,344
Increase (decrease) in accounts payable-other	360,714	(120,291)
Other, net	(338,813)	274,518
Subtotal	475,006	303,452
Interest and dividends income received	12,381	16,052
Interest expenses paid	(7,533)	(7,648)
Income taxes paid	(367,675)	(73,187)
Net cash provided by operating activities	112,179	238,669
Cash flows from investing activities:
Purchase of property, plant and equipment	(203,577)	(167,878)
Proceeds from sale of property, plant and equipment	—	8,177
Purchase of intangible assets	(157,327)	(323,593)
Proceeds from sale of intangible assets	—	485
Payments for guarantee deposits	(12,382)	(27,137)
Proceeds from guarantee deposits	1,476	33,250
Payments for acquisition of subsidiaries’ stock with changes in the scope of consolidation	(3,351,511)	(828,431)
Other, net	(4,656)	(2)
Net cash used in investing activities	(3,727,978)	(1,305,129)
Cash flows from financing activities:
Proceeds from short-term loans payable	3,700,000	2,100,000
Repayment of short-term loans payable	(100,000)	(1,618,640)
Proceeds from long-term loans payable	—	1,443,720
Repayment of long-term loans payable	(227,295)	(415,373)
Repayment of finance lease obligations	(1,268)	(4,695)
Proceeds from issuance of shares resulting from exercise of subscription rights to shares	—	78,294
Cash dividends paid	(106,472)	(107,252)
Payments of syndicated loan fees	(1,000)	(32,940)
Other, net	1,112	(2,595)
Net cash provided by financing activities	3,265,075	1,440,518
Effect of exchange rate change on cash and cash equivalents	(17,253)	(30,204)
Net (decrease) increase in cash and cash equivalents	(367,976)	343,853
Cash and cash equivalents at the beginning of the period	2,718,259	1,795,958
Cash and cash equivalents at the end of the period	2,350,283	2,139,812

(4)     Going-concern assumptions

Not applicable.

(5)     Segment information

I. Six-month period of the previous year (from April 1, 2015 to September 30, 2015)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

						Amounts
						reported in the
	Reportable segment					quarterly consolidated statements of
	Japan	USA	Others	Total	Adjustments *(1)	operations *(2)
Net sales
External sales	1,863,208	2,327,480	230,403	4,421,092	—	4,421,092
Intersegment sales and transfers	310,131	68,683	70,390	449,205	(449,205)	—
Total	2,173,340	2,396,163	300,794	4,870,298	(449,205)	4,421,092
Segment profits (losses)	(151,284)	172,096	(1,551)	19,259	—	19,259

Notes:	(1)	The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.
	(2)	Total segment profits equal to operating income reported in the quarterly consolidated statements of operations.

2)  Information relating to assets for each reportable segment

EvD, Inc. was included in the USA segment for consolidation purposes, which increased the assets of the USA segment by 5,787,072 thousand yen as of September 30, 2015, compared with March 31, 2015.

3)  Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

(Significant changes in goodwill)

The USA segment acquired EvD, Inc. and it became a consolidated subsidiary in the six-month period ended September 30, 2015. This acquisition increased goodwill by 2,277,138 thousand yen as of September 30, 2015, compared with March 31, 2015.

4) Matters relating to changes in reportable segments

Not applicable.

II. Six-month period of the current year (from April 1, 2016 to September 30, 2016)

1)  Information relating to net sales and profits or losses for each reportable segment

(Thousands of yen)

						Amounts
						reported in the
	Reportable segment					quarterly consolidated statements of
	Japan	USA	Others	Total	Adjustments *(1)	operations *(2)
Net sales
External sales	1,949,026	3,111,541	177,191	5,237,759	—	5,237,759
Intersegment sales and transfers	290,815	55,721	41,528	388,065	388,065	—
Total	2,239,841	3,167,263	218,720	5,625,824	388,065	5,237,759
Segment losses	(85,737)	(572,071)	(15,513)	673,322	—	(673,322)

Notes:	(1)	The adjustment to intersegment sales and transfers refers to intersegment transaction eliminations.
	(2)	Total segment losses equal to operating loss reported in the quarterly consolidated statements of operations.
	(3)

Segment information for the six-month period ended September 30, 2015, has reflected the significant revision of the initial cost allocation as described in “Finalization of the provisional amounts for the business combination and significant revision of the initial cost allocation” under “Business combinations.”

2)  Information relating to impairment loss on property, plant and equipment or goodwill for each reportable segment

Not applicable.

3) Matters relating to changes in reportable segments

Not applicable.

(6)         Significant changes in shareholders’ equity

Not applicable.

(7)         Business combinations

(Finalization of the provisional amounts for the business combination and significant revision of the initial cost allocation)

The Company applied the provisional accounting treatment for the acquisition of EvD, Inc., which took place on July 31, 2015, in the six-month period ended September 30, 2015, and finalized such accounting treatment in the six-month period ended September 30, 2016.

Consequently, comparative information of the quarterly consolidated financial statements for the six-month period ended September 30, 2016, has reflected the significant revision of the initial cost allocation. Specifically, the provisional amount of goodwill of 1,708,840 thousand yen has been adjusted up by 142,803 thousand yen to 1,851,643 thousand yen. This increase in goodwill is due to a decrease in net assets of 142,803 thousand yen as a result of the revision of the initial cost allocation and the payment of contingent consideration as established in the business combination agreement.

As a result, goodwill as of Marchi 31,2016 decreased by 32,084 thousand yen. In addition, amortization of goodwill increased by 1,558 thousand yen and operating income, ordinary income, and net income before income taxes therefore decreased by 1,558 thousand yen in the consolidated statements of operations for the six-month period ended September 30, 2015.

(8)         Significant subsequent events

(Issuance of convertible bonds with subscription rights to shares)

The board of directors of the Company resolved at a meeting held on November 14, 2016, to issue the first unsecured convertible bonds with subscription rights to shares (the “Share Options”) as follows:

1.              Total issue amount: 2,500,000 thousand yen

2.              Issue value: 100 yen for the amount of 100 yen per bond

Note that no cash consideration is required for the Share Options.

3.              Issue price: 100 yen for the amount of 100 yen per bond

4.              Interest rate: An interest rate is not applied to the bonds.

5.              Redemption amount: 100 yen for the amount of 100 yen per bond

6.              Redemption period: November 29, 2019

7.              Details of the Share Options

(1)         Class and number of shares covered by the Share Options: Common shares of the Company

(2)         Total number of the Share Options issued: 40

(3)         Conversion price: 813 yen per share

(4)         Exercise period: From December 1, 2016, to November 28, 2019

8.              Payment date (Effective date): December 1, 2016

9.              Collateral or guarantee: Bonds with the Share Options are unsecured or unguaranteed, and there are no assets withheld for the bonds with the Share Options.

10.       Use of the fund: The fund is used in the health care business for research and development, system development, establishing a sales structure, searching for collaborative partners, cooperation including capital participation, and M&A. Expenditures from the fund are scheduled from December 2016 to November 2021.

***

This report is solely a translation of “Kessan Tanshin,” including attachments, stated in Japanese prepared in accordance with the generally accepted accounting principles in Japan. The English translation is for reference purposes only and the original Japanese version will prevail as the official authoritative version.